UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51489

EARTH ENERGY RESERVES, INC.

(Exact name of registrant as specified in its charter)

671 Heinz Parkway

Estes Park, CO 80517

Telephone: (303) 297-0500

(Address, including zip code, and telephone number of registrant’s principal executive offices)

Common Stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)      [X]

Rule 52g-4(a)(2)      [  ]

Rule 12h-3(b)(9)(i)  [  ]

Rule 12h-3(b)(1)(ii) [  ]

Rule 15d-6               [  ]

Approximate number of holders of record as of the certification or notice date: 100

Pursuant to the requirements of the Securities Exchange Act of 1934, Earth Energy Reserves, Inc. has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

Date:   January 21, 2016

By:  /s/James E. Hogue

            James E. Hogue

            President and Chairman